October 17, 2019

US SEC

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	PotNetwork Holdings, Inc.
Amendment No. 3 to Form 10-12G Form 10-Q for Fiscal Quarter Ended June 30, 2019 File No. 000-55969

Ladies and Gentlemen:

We have electronically filed herewith on behalf of PotNetwork Holdings Inc., Inc. (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form 10 (“Form 10”), and also filed herewith on behalf of the Company an amended 10-Q for the fiscal quarter ended June 30, 2019. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Kevin Hagen dated September 4, 2019.

Form 10-Q for the quarter ended June 30, 2019 filed August 19, 2019

Balance Sheet, page 3

1. We note your $1,125,000 of Accounts Receivable from Others at June 30, 2019 on page 3. Please provide the following:

•	Explain the nature of this receivable.
•	Tell us if this amount is still outstanding at June 30, 2019 or if it is the same amount that was received on February 17, 2019 disclosed on page 14 as part of the Iliad note payable, and revise disclosures if necessary.
•	Revise your statement of cash flows on page 5 to disclose this in Accounts Receivable, or explain to us why Other Assets is appropriate and revise to disclose your accounting policy for such.

Response

The $1,125,000 represents an amount receivable from a wholesale distributor under terms of a purchase agreement for a line of new products. This amount was outstanding as a contractual deposit on June 30, 2019, and is completely unrelated in any way to the February 17, 2019 Iliad note payable.

PotNetwork Holdings Inc.

October 17, 2019

Item 4. Controls and Procedures.

Disclosure Controls and Procedures, page 19

2. Please revise to disclose your conclusion on the effectiveness of disclosure controls and procedures as of the period covered by this report, as required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Response

We have revised accordingly.

Amendment No. 2 to Form 10-12G filed August 16, 2019

Management’s Discussion and Analysis of Financial Conditions and Plan of Operations Critical Accounting Policies and Estimates

Revenue Recognition, page 19

3. We note your response to prior comment 3. Please revise your revenue recognition policy to disclose further when ASC 606 was adopted, what method was used, and the following regarding your e-commerce platform:

•	how you applied the five-step model of revenue recognition under ASC 606 to your contracts in your e-commerce platform.
•	if there was an impact or adjustment, the nature of each and the amount(s).
•	if there was no impact or adjustment, that fact and how you arrived at that conclusion.

Response

Regarding how the company applied the “five-step model of revenue recognition under ASC 606 to contracts in our e-commerce platform”, the following describes the company’s process per each step (1-5) of ASC606, which description has been inserted in the above cited section of Amendment 3:

Step 1: “Identify the contract with a customer”

A.	The company’s ecommerce website is making the offer to the customer.
B.	The customer chooses the product(s) and quantities of each.
C.	The customer enters its credit card information.
D.	The contract between the company and the customer is concluded when the authorization is taken vis-a-vis the merchant account which processes the credit card payment.

Step 2: “Identify the performance obligations in the contract”

The company ships the merchandise and subsequently records the customer payment

Step 3: “Determine the transaction price”

The website states each product’s regular price, and applicable sale price which is the amount that the customer pays the company.

PotNetwork Holdings Inc.

October 17, 2019

Step 4: “Allocate the transaction price to the performance obligations in the contract”

The company’s e-commerce platform applies any quantity discount, etc., automatically.

Step 5: “Recognize revenue when the entity satisfies a performance obligation”

The Company records the sale upon the order’s shipping, identified by a tracking number.

Regarding “if there was an impact or adjustment, the nature of each and the amount(s)”, any adjustment is made upon the customer returning a purchased product. In such case, the company provides the customer with the return label, and credit for the return is issued by way of full refund upon receipt of the returned product.

Regarding “if there was no impact or adjustment, that fact and how you arrived at that conclusion”, given the above, this question is not applicable.

Statement of Stockholders’ Equity, page F-6

4. We note your response and revisions that resulted from prior comment 11 regarding your Additional Paid in Capital. Please address the following:

•	It is still not clear to us why you do not have an Additional Paid in Capital account to reflect the excess of the price for which your common shares were issued over the par value of such shares. Please revise as necessary or explain why such an account is not necessary and cite the authoritative accounting guidance that supports your position.
•	It is unclear to us why amounts previously recorded as Additional Paid in Capital would be reclassified to Notes Payable. Furthermore, such a reclassification is not evident from your financial statements. Please clarify your response.
•	Please revise the par value of your common stock of $0.0001 per share disclosed in your balance sheets on pages F-4 and F-23 to be consistent with the par value of $0.00001 per share disclosed on your cover and page 28, or explain why these are different.

Response

Regarding the creation of an Additional Paid In Capital account, We have entered it in the revised financial statements pertaining to fiscal 2017, as it was created at the time by the external auditor. However, there was no such account created for 2018 and in 2019. Consequently, we have addressed the amount by an aggregate grouping as a way to address the deficiency.

Regarding the reclassification of amounts in Additional Paid In Capital to Notes Payable, $1,463,131 had been received from an investor as an equity investment and then appropriately recorded as Additional Paid in Capital, but the amount was subsequently reclassified to Notes Payable because the investor prior to the issuance of the shares represented by the investment, decided that the investment should be debt and not equity. As a result, the amount cited was reclassified to Notes Payable.

PotNetwork Holdings Inc.

October 17, 2019

Regarding the par value of the common stock of $0.0001 per share, it has been corrected on pages F-4 and F-23.

Note 1 - Organization and Description of Business, page F-8

5. We note your response to prior comment 12 regarding your various organization transactions. Please provide the following:

•	Please revise to disclose how you accounted for your reverse acquisition on January 30, 2017 under ASC 805-40-45, specifically addressing the required retroactive adjustment to the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquirer.

•	Please revise to disclose how you accounted for your holding company reorganization on March 31, 2017 under ASC 852 or other accounting guidance.

•	Please revise to disclose how you accounted for the reversal of the holding company reorganization in February 2018, what accounting guidance was used, and how this impacted your financial statements at that time.

Response

Regarding the accounting of the reverse acquisition on January 30, 2017 under ASC 805-40-45, the adjustments to the accounting acquirer’s legal capital were according to the guidance provided in ASC 810.

Regarding the holding company reorganization on March, 31, 2017 under ASC 852, the subsidiary, First Capital Venture Co. and its subsidiary Diamond CBD, were accounted for as wholly owned subsidiaries and the accounts of each subsidiary was adapted in the consolidated statements eliminating inter-company transactions.

Regarding the reversal of the holding company reorganization in February 2018, the reversal was done ab initio, so the accounting actions taken under ASC 852 per the reorganization of March 31, 2017, were reversed as if the reorganization never happened.

Note 11 - Notes Payable to Sign N Drive, page F-15

6. We note your revisions on pages F-15 and F-33 to your notes payable Sign N Drive. Please further revise to provide the following:

•	Revise to disclose the number of shares of common stock that resulted from each conversion.
•	Revise to disclose the rate of annual interest waived.
•	Revise to ensure consistent disclosure of embedded conversion option on F-33, which does not appear disclosed on page F-15.

PotNetwork Holdings Inc.

October 17, 2019

Response

Regarding the number of shares of common stock that resulted from each conversion, please see the following table:

	Quantity of Shares	Conversion Price	Amount Converted
August 13, 2014	161,127,812	0.00032	$51,561
April 4, 2016	2,750,000	0.004	11,000
August 2, 2016	4,500,000	0.0012	5,400
November 8, 2016	2,500,000	0.00152	3,800
December 22, 2016	10,000,000	0.00088	8,800
July 5, 2017	42,000,000	0.003	126,000
September 27, 2017	40,000,000	0.003	120,000
February 2, 2018	25,000,000	0.003	75,000
May 29, 2018	25,000,000	0.003	75,000
June 5, 2018	25,000,000	0.003	75,000
December 4, 2018	1,550,000	0.003	4,650
December 14, 2018	6,000,000	0.003	18,000
December 20, 2018	12,333,334	0.003	37,000
April 17, 2019	46,050,000	0.003	138,150
June 26, 2019	26,000,000	0.003	78,000
TOTALS	429,811,146		$827,361

Per the above table:

$246,000 was converted into common stock in 2017; and

$284,650 was converted into common stock in 2018

Regarding the rate of annual interest waived:

Year	Interest Waived
2017	$7,318
2018	4,351
2019 (through 6/30)	4,770

Regarding the consistent disclosure of embedded conversion option on F-33, which does not appear disclosed on page F-15, said disclosure has been added to F-15.

PotNetwork Holdings Inc.

October 17, 2019

Note 11 - Notes Payable to Illiad Research & Trading, LP, page F-33

7. We note your revisions to Note 11 on pages F-15 and F-33 in response to our prior comment 16 to include your notes payable to Iliad Research & Trading, LP. Please revise the disclosure on page F-15 to be consistent with the disclosure on page F-33 regarding amounts received during 2018.

Response

As requested, we have revised the information in the financial statements under Note 11 accordingly.

If the Staff has any further comments regarding Amendment No. 3 or the amended 10-Q for the fiscal quarter ended June 30, 2019, or any subsequent amendments to either of these filings, please feel free to contact the undersigned or our counsel, Jonathan Leinwand, Esq. (954) 903-7856.

Very Truly Yours,

POTNETWORK HOLDINGS INC.

By: /s/ Kevin Hagen

Kevin Hagen, CEO